Exhibit 18
February 24, 2014
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois
Dear Sirs/Madams:
We have audited the consolidated financial statements of Discover Financial Services as of December 31, 2013 and 2012, and for the calendar year ended December 31, 2013, the fiscal years ended November 30, 2012 and 2011, and the one-month period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 24, 2014, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the calendar year ended December 31, 2013 of the change in date of the annual impairment test for goodwill from June 1 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.
Yours truly,
Chicago, Illinois